Exhibit 99.8

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Commissioning of Pilot Dimethyl Ether Production Plant
in Japan

Paris, November 18, 2003 — Total announces the commissioning in Japan in early December of a pilot plant to produce dimethyl ether (DME) by direct synthesis of natural gas. The recently completed facility, located in Kishuro on Hokkaido Island, has a production capacity of 100 metric tons a day. It will be used to validate this new technology with a view to building a commercial 3,000-metric-ton-per day unit.

Total is working in partnership with nine Japanese companies to develop this clean, environmentally friendly fuel.

DME is a liquefied gas synthesized from natural gas or other gases. It has similar physical properties to liquefied petroleum gas. It does not generate sulfur oxides or particulates when burned, is transported as a liquid, and can be used as a transportation fuel and for power generation.

The plant’s commissioning is in line with Total’s commitment to conducting research and development into new divisions that would leverage its gas resources.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com